ALLONGE TO WARRANT TO PURCHASE 1,092,622 SHARES

This Allonge (this “Allonge”) to that certain warrant issued by Mandalay Media, Inc. (the “Company”) to ValueAct Smallcap Master Fund, L.P. (“Holder”) to purchase up to a total of 1,092,622 shares of common stock, $0.0001 par value per share (“Common Stock”) of the Company, at an exercise price equal to $7.55 per share (the “Warrant”), is made and entered into as of October 23, 2008, by and between the Company and the Holder, and is firmly affixed to and made a part of the Warrant.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Company and Holder hereby agree that the Warrant is hereby amended as set forth below. Capitalized terms used but not defined herein shall have the meaning set forth in the Warrant.

1. The Exercise Price of “$7.55 per share” is hereby deleted and “$4.00 per share” is hereby substituted in its place.

2. The text contained in Section 3 is hereby deleted and replaced with the following:

3. Lock-Up. Holder agrees with the Company that, during a period of one (1) year from the date of the Effective Time (as such term is defined in the Agreement and Plan of Merger by and among the Company, Twistbox Acquisition, Inc., Twistbox Entertainment, Inc. ("Twistbox") and Adi McAbian and Spark Capital L.P. as representatives of the stockholders of Twistbox), Holder will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Warrant Shares or any securities convertible into or exchangeable or exercisable for Warrant Shares, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Warrant Shares, in cash or otherwise. The Holder also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Holder's Warrant Shares except in compliance with the foregoing restrictions.

3. All references to the “Warrant” and any other instrument or document delivered in connection therewith shall be deemed to mean the Warrant as amended by this Allonge.

4. As hereby amended, the Warrant is hereby ratified and confirmed in all respects.

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IN WITNESS WHEROF, THE EXECUTION hereof as an instrument under seal as of the date first set forth above and shall be governed by the laws of the State of New York.
MANDALAY MEDIA, INC.

By:	/s/ James Lefkowitz
Its:	President

VALUEACT SMALLCAP MASTER FUND, L.P.,
By VA Smallcap Partners, LLC, its General Partner

By:	/s/ David Lockwood
Name:	David Lockwood
Title:	Managing Member